FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **July 31, 2007**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02   Results of Operations and Financial Condition.

On July 31, 2007, FelCor Lodging Trust Incorporated issued a press release announcing its results of operations for the three- and six-month periods ended June 30, 2007, and published supplemental information for the three- and six-month periods ended June 30, 2007. Copies of the press release and the supplemental information are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K. Copies of the foregoing are also available on FelCor Lodging Trust Incorporated's website at **www.felcor.com**, on its Investor Relations page in the "Financial Reports" section.

The information contained in this Current Report on Form 8-K, including the exhibits, is provided under Item 2.02 of Form 8-K and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise be subject to the liabilities of that section. Furthermore, the information contained in this Current Report on Form 8-K, including the exhibits, shall not be deemed to be incorporated by reference into the filings of the registrant under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on July 31, 2007, announcing its results of operations for the three- and six-month periods ended June 30, 2007.
99.2	Supplemental information for the three- and six-month periods ended June 30, 2007, published by FelCor Lodging Trust Incorporated on July 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: July 31, 2007   By: /s/ Lester C. Johnson
                                  Name: Lester C. Johnson
                                  Title: Senior Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Press release issued by FelCor Lodging Trust Incorporated on July 31, 2007, announcing its results of operations for the three- and six-month periods ended June 30, 2007.
99.2	Supplemental information for the three- and six-month periods ended June 30, 2007, published by FelCor Lodging Trust Incorporated on July 31, 2007.



FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
P 972.444.4900   F 972.444.4949
www.felcor.com   NYSE: FCH

<u>For Immediate Release:</u>   **Exhibit 99.1**

FELCOR COMPLETES DISPOSITIONS – RENOVATED HOTELS EXCEEDING TARGETS

     IRVING, Texas…July 31, 2007 - FelCor Lodging Trust Incorporated (NYSE: FCH) today reported operating results for the second quarter and six months ended June 30, 2007.

Second Quarter Summary:

- Exceeded operating expectations for our 25 hotels where renovations were completed by the end of the first quarter 2007. Hotel EBITDA (Hotel Earnings Before Interest, Taxes, Depreciation and Amortization) for these hotels exceeded our second quarter budget by $0.4 million, or 1.4 percent. This is greater than our goal of a 12 percent return on capital.
- Completed renovations at 12 hotels during the second quarter and an additional five hotels in July. Through the date of this release, we have completed renovations at 42 hotels, or 51 percent of our portfolio. We expect to complete renovations at an additional 28 hotels in the second half of 2007, or 70 hotels by the end of 2007.
- Increased Revenue Per Available Room ("RevPAR") by 9.9 percent at our hotels not under renovation or in New Orleans (47 hotels). RevPAR increased 2.6 percent for our 83 consolidated hotels.
- Our operating results were impacted by major renovation projects. During the second quarter, 34 hotels were undergoing renovation. Renovation delays at six hotels and weakness in the New Orleans market negatively affected our EBITDA by $3.5 million more than expected during the second quarter. For the remainder of the year we expect our EBITDA to be negatively affected by an additional $4.1 million driven primarily by these renovation hotels and New Orleans.
- Completed our disposition plan to sell 45 hotels with gross proceeds of $720 million. In 2007, we sold 11 hotels for gross proceeds of $191 million.
- Agreed with Marriott International, Inc. to rebrand our San Francisco Union Square hotel to a Marriott by the end of 2008, following a redevelopment and repositioning of the hotel expected to cost approximately $30 million.
- Closed on the sale of 177 of the 184 units at our Royal Palms condominium project, through June 30, 2007. We recognized a second quarter gain of $14.9 million and a year-to-date gain of $18.1 million on these sales, which exceeded our original expectations.
- Increased our quarterly common dividend by $0.05 to $0.30 per share.

Second Quarter Operating Results:

     RevPAR for our 83 consolidated hotels increased 2.6 percent and Average Daily Rate ("ADR") increased 5.8 percent for the quarter compared to the same period in 2006. RevPAR for our 34 hotels undergoing renovation during the second quarter decreased 5.8 percent. Renovation-related displacement at these 34 hotels resulted in a decline in occupancy of 11.3 percent. For our 47 hotels not under renovation and excluding New Orleans, RevPAR increased 9.9 percent. Business continues to be strong in most of our major markets.

The additional renovation disruption during the second quarter was related principally to product delivery delays and changes in project scope at six hotels. The hotels experiencing delays are located in Boston, Indianapolis, Philadelphia, Raleigh, Santa Barbara, and Wilmington (Delaware). Our two hotels in New Orleans have increased their market share, but continue to be negatively impacted by the effects of hurricane Katrina, resulting in a RevPAR decline of 19.5 percent for the quarter. We expect EBITDA for the year to be negatively impacted by a total of $7.6 million, due largely to the renovation process, which represents approximately $4.5 million and New Orleans, which represents approximately $2.1 million.

Net income was $55.2 million for second quarter 2007, a $45.0 million increase over the same period in 2006. Net income applicable to common stockholders was $45.5 million, or $0.73 per share, compared to net income applicable to common stockholders of $467,000, or $0.01 per share, for the same period in 2006. Net income was $84.3 million for the six months, a $64.3 million increase over the same period in 2006. Net income applicable to common stockholders for the six months was $65.0 million, or $1.05 per share, compared to net income applicable to common stockholders of $641,000, or $0.01 per share, for the same period in 2006.

Adjusted Funds From Operations ("FFO") was $54.7 million for the second quarter, a $12.6 million increase from the same period in 2006. Adjusted FFO per share increased to $0.83, for the second quarter compared to $0.67 for the same period in 2006, an increase of 24 percent. For the six months, Adjusted FFO was $86.1 million, a $12.0 million increase from the same period in 2006. Adjusted FFO per share increased to $1.35 for the six months, compared to $1.18 in the prior year, an increase of 14 percent.

FFO per share for the second quarter and six months ended June 30, 2007 assumes the conversion of our Series A Preferred Stock because it is more dilutive when our Adjusted FFO per share exceeds $0.63 for the quarter and $1.26 for the six months. The assumed conversion of our Series A Preferred Stock increases fully diluted shares outstanding to approximately 73 million.

Adjusted EBITDA (including sold hotels) increased to $91.7 million in the second quarter, compared to $83.8 million for the same period in 2006. Same-Store EBITDA increased to $72.3 million for the second quarter, compared to $71.5 million for the same period in 2006. For the six month period, Adjusted EBITDA (including sold hotels) increased $228,000, to $159.9 million compared to the same period in 2006. Same-Store EBITDA decreased by $4.2 million for the six months, to $133.9 million, or three percent to prior year.

Hotel EBITDA increased to $81.4 million for the second quarter, compared to $81.0 million in the same period in 2006. Hotel EBITDA margin was 30.7 percent for the second quarter, representing a 60 basis point decrease compared to the same period in 2006. For the six months, Hotel EBITDA decreased to $153.3 million, compared to $156.8 million in the same period in 2006, a decrease of two percent. Hotel EBITDA margin was 29.8 percent for the six months, representing an 88 basis point decrease to the same period in 2006.

Current quarter Adjusted FFO, Adjusted EBITDA and net income include a $14.9 million gain from the sale of condominium units of $14.9 million for the quarter and $18.1 million for the year. Current year net income includes gains from the sale of hotels of $22.5 million for the quarter and

$28.5 million for the six months. Prior year net income includes losses from the sale of hotels and impairment losses aggregating $11.1 million for the quarter and $12.1 million for the six-month period.

EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA, Hotel EBITDA margin, FFO and Adjusted FFO are all non-GAAP financial measures. See our discussion of "Non-GAAP Financial Measures" beginning on page nine for a reconciliation of each of these measures to our net income and for information regarding the use, limitations and importance of these non-GAAP financial measures.

Renovation Program Update:

We completed major renovations at 12 hotels during the second quarter, and an additional five hotels in July. Through the date of this release, we have completed major renovations at 42 hotels, representing 51 percent of our portfolio, since we started our renovation program last year. We expect to complete an additional 28 hotels during the second half of 2007, or 70 hotels by the end of 2007.

Improvements and additions to our hotels for the first six months of 2007 totaled $145.9 million, including our pro rata share of joint ventures. The renovations at our 37 hotels that were completed through the end of the second quarter were completed within one percent of budget.

Our hotels with completed renovations are exceeding our expected returns of 12 percent on the guest impact portion of the renovations. During the second quarter, RevPAR growth, Hotel EBITDA and Hotel EBITDA margins exceeded budget for these hotels. For our eight hotels where renovations were completed in 2006 and our 17 hotels completed in the first quarter 2007, RevPAR growth was 24.1 percent and 9.7 percent, respectively.

We conducted pre-budget meetings with our brand managers to review our return on capital model and 2008 targets for each hotel, to ensure that we remain on track to earn our expected return on the guest impact capital.

"I am pleased to see the hotels that have completed renovations are performing even better than expected. Despite the delays in a few hotels, we remain on track to complete renovations at 70 hotels in 2007 and to meet our 2008 targets," said Richard A. Smith, FelCor's President and Chief Executive Officer. "We remain confident in our strategic plan and look forward to superior growth in 2008 and beyond from the renovation and redevelopment programs."

Development:

We have agreed with Marriott International, Inc. to rebrand our San Francisco Union Square hotel to a Marriott by the end of 2008, following a redevelopment and repositioning of the hotel expected to cost approximately $30 million. This is the fourth redevelopment project that we have announced. We are currently in the planning and permitting stages for ten additional major redevelopment projects, which should continue to provide our portfolio with ongoing above-market growth beyond 2008.

For the six months, we recognized a gain of $18.1 million on the sale of 177 condominium units at our Royale Palms project in Myrtle Beach, South Carolina. The remaining seven units will be sold on a selective basis to maximize the selling price, and we anticipate recognizing additional profit of approximately $1 million on these sales. The total anticipated gain of $19.1 million is greater than previously expected. To date, 65 percent of the condominium units have entered our rental program, which will result in additional continuing income.

Disposition Program:

In the second quarter we sold eight hotels for gross proceeds of $126 million. This concludes our disposition program in which we have sold 45 hotels for aggregate gross proceeds of $720 million since announcing the program at the beginning of 2006. The total gross proceeds from these dispositions are approximately $75 million higher than we originally expected.

Capital Structure:

At June 30, 2007, we had $1.3 billion of consolidated debt outstanding with a weighted average life of five years. Our cash and cash equivalents totaled approximately $188.6 million at June 30, 2007.

"We have successfully executed the first phases of our strategic plan, including the disposition program, and are focused on completing the renovation and redevelopment phases of our plan," said Andrew J. Welch, FelCor's Executive Vice President and Chief Financial Officer. "We recently conducted pre-budget meetings with our brand operators to review our 2008 targets and the meetings were very productive. We look forward to a very strong 2008, as substantially all the hotels will be renovated."

2007 Guidance:

We are updating our full-year guidance as a result of second quarter results, additional anticipated displacement in the third quarter and continued weakness in the New Orleans market.

For 2007, we currently anticipate:

- *RevPAR* to increase between 4.0 and 5.0 percent for the full year and between 3.5 and 5.0 percent for the third quarter;
- *Adjusted EBITDA* to be between $290 and $294 million for the full year and between $67 and $69 million for the third quarter;
- *Adjusted FFO per share* to be between $2.23 and $2.29 for the full year and between $0.47 and $0.51 for the third quarter;
- *Net Income* to be between $103 and $107 million for the full year and between $11 and $13 million for the third quarter;
- *Hotel EBITDA margins* to be flat for the full year; and
- *Capital expenditures* of approximately $225 million.

Third quarter and full-year guidance for FFO per share does not exceed the annual conversion threshold; therefore, fully diluted shares outstanding for the full year are assumed to be 63.2 million (i.e. our series A preferred stock is not deemed converted) for purposes of computing full-year FFO per share.

FelCor, a real estate investment trust, is the nation's largest owner of upper-upscale, all-suite hotels. FelCor's portfolio is comprised of 83 consolidated hotels, located in 23 states and Canada. FelCor's portfolio includes 65 upper-upscale hotels, and FelCor is the largest owner of Embassy Suites Hotels® and Doubletree Guest Suites® hotels. FelCor's hotels are flagged under global brands such as Embassy Suites Hotels, Doubletree®, Hilton®, Sheraton®, Westin® and Holiday Inn®. (The foregoing registered trademarks are the exclusive property of their respective owners. None of the owners of these trademarks has any responsibility or liability for any information contained in this press release.) FelCor has a current enterprise value of approximately $3.2 billion. Additional information can be found on the Company's Web site at www.felcor.com.

We invite you to listen to our second quarter earnings Conference Call on Wednesday, August 1, 2007, at 10:00 a.m. (Central Time). The conference call will be Web cast simultaneously via the internet on FelCor's Web site at www.felcor.com. Interested investors and other parties who wish to access the call should go to FelCor's Web site and click on the conference call microphone icon on either the "Investor Relations" or "FelCor News" pages. A telephonic replay will be available from Wednesday, August 1, 2007, at 12:00 p.m. (Central Time), through Friday, August 3, at 11:00 p.m. (Central Time), by dialing 800-642-1687 (conference ID#11239031). A recording of the call will also be archived and available at www.felcor.com.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. General economic conditions, operating risks associated with the hotel business, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased fuel prices and security precautions, the impact that the bankruptcy of additional major air carriers may have on our revenues and receivables, the availability of capital, the ability to execute our renovation program on budget in a timely manner, the cyclical nature of the real estate markets, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

Contact:
Stephen A. Schafer, Vice President Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Revenues:				
Hotel operating revenue:				
Room	$ 216,813	$ 210,980	$ 421,135	$ 418,966
Food and beverage	35,212	34,689	66,985	65,103
Other operating departments	13,504	13,568	25,948	26,549
Other revenue	322	27	452	56
Total revenues	265,851	259,264	514,520	510,674
Expenses:				
Hotel departmental expenses:				
Room	53,058	51,562	101,841	100,977
Food and beverage	26,655	25,541	51,190	49,201
Other operating departments	5,835	6,010	10,782	11,954
Other property related costs	68,584	66,846	137,142	135,704
Management and franchise fees	13,943	14,214	27,066	27,437
Taxes, insurance and lease expense	31,422	28,868	60,651	55,400
Abandoned projects	-	-	22	-
Corporate expenses	5,255	5,562	12,041	11,366
Depreciation	27,155	23,742	52,205	46,179
Total operating expenses	231,907	222,345	452,940	438,218
Operating income	33,944	36,919	61,580	72,456
Interest expense, net	(23,207)	(28,308)	(46,079)	(58,816)
Charge-off of deferred financing costs	-	(295)	-	(962)
Early extinguishment of debt, net	-	(438)	-	(438)
Income before equity in income from unconsolidated entities, minority interests and gain on sale of assets	10,737	7,878	15,501	12,240
Equity in income from unconsolidated entities	3,710	3,812	16,480	5,760
Minority interests	79	844	116	1,285
Gain on sale of condominiums	14,858	-	18,139	-
Income from continuing operations	29,384	12,534	50,236	19,285
Discontinued operations	25,792	(2,389)	34,099	712
Net income	55,176	10,145	84,335	19,997
Preferred dividends	(9,678)	(9,678)	(19,356)	(19,356)
Net income applicable to common stockholders	$ 45,498	$ 467	$ 64,979	$ 641
Basic per common share data:				
Net income from continuing operations	$ 0.32	$ 0.05	$ 0.50	$ -
Net income	$ 0.74	$ 0.01	$ 1.06	$ 0.01
Basic weighted average common shares outstanding	61,587	60,355	61,511	60,066
Diluted per common share data:				
Net income from continuing operations	$ 0.32	$ 0.05	$ 0.50	$ -
Net income	$ 0.73	$ 0.01	$ 1.05	$ 0.01
Diluted weighted average common shares outstanding	62,032	60,626	61,899	60,066
Cash dividends declared on common stock	$ 0.30	$ 0.20	$ 0.55	$ 0.35

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007 and 31 hotels sold in 2006. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Operating revenue	$ 10,949	$ 58,088	$ 26,447	$ 122,089
Operating expenses	(6,215)	(59,032)	(18,094)	(118,278)
Operating income (loss)	4,734	(944)	8,353	3,811
Interest income (expense), net	6	(317)	(19)	(643)
Gain (loss) on sale of hotels, net of income tax	22,457	(1,785)	28,488	(2,862)
Debt extinguishment	-	-	(901)	-
Minority interests	(1,405)	657	(1,822)	406
Income (loss) from discontinued operations	25,792	(2,389)	34,099	712
Depreciation and amortization, net of minority interest	14	4,280	14	9,118
Minority interest in FelCor LP	559	(23)	740	(63)
Interest expense, net of minority interests	-	314	27	629
EBITDA from discontinued operations	26,365	2,182	34,880	10,396
Loss (gain) on sale of hotels, net of income tax and minority interests	(21,799)	1,785	(27,830)	2,862
Impairment loss, net of minority interests	-	8,341	-	8,341
Charges related to early extinguishment of debt, net of minority interests	-	-	811	-
Adjusted EBITDA from discontinued operations	$ 4,566	$ 12,308	$ 7,861	$ 21,599

Selected Balance Sheet Data
(in thousands)

	June 30, 2007	December 31, 2006
Investment in hotels	$ 2,793,929	$ 2,656,571
Accumulated depreciation	(654,557)	(612,286)
Investments in hotels, net of accumulated depreciation	$ 2,139,372	$ 2,044,285
Total cash and cash equivalents	$ 188,626	$ 124,179
Total assets	$ 2,556,234	$ 2,583,249
Total debt	$ 1,297,699	$ 1,369,153
Total stockholders' equity	$ 1,056,124	$ 1,010,931

At June 30, 2007, we had an aggregate of 62,471,098 shares of FelCor common stock and 1,353,771 limited partnership units of FelCor Lodging Limited Partnership outstanding.

Debt Summary
(dollars in thousands)

	Encumbered Hotels	Interest Rate at June 30, 2007	Maturity Date	Consolidated Debt
Line of credit[(a)]	none	L + 1.75	January 2009	$ -
Senior term notes	none	8.50	June 2011	299,037
Senior term notes	none	L + 1.875	December 2011	215,000
Total line of credit and senior debt[(b)]		7.98		514,037
Mortgage debt[(c)]	12 hotels	L + 0.93	November 2008	250,000
Mortgage debt	7 hotels	6.57	July 2009 - 2014	90,010
Mortgage debt	7 hotels	7.32	March 2009	122,576
Mortgage debt	8 hotels	8.70	May 2010	167,727
Mortgage debt	6 hotels	8.73	May 2010	121,106
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,687
Other	1 hotel	9.17	August 2011	4,056
Total mortgage debt[(b)]	43 hotels	7.41		783,662
				$ 1,297,699

(a) We have a borrowing capacity of $125 million on our line of credit. The interest on this line can range from 175 to 225 basis points over LIBOR based on our leverage ratio as defined in our line of credit agreement.
(b) Interest rates are calculated based on the average outstanding debt at June 30, 2007.
(c) This debt has three one-year extension options.

Weighted average interest at June 30, 2007	7.64%
Fixed interest rate debt to total debt at June 30, 2007	63.0%
Weighted average maturity of debt at June 30, 2007	5 years
Mortgage debt to total assets at June 30, 2007	30.7%

Non-GAAP Financial Measures

We refer in this release to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per share and unit data)

	Three Months Ended June 30,					
	2007			2006		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income..	$ 55,176			$ 10,145		
Preferred dividends..	(9,678)			(9,678)		
Net income applicable to common stockholders..	45,498	62,032	$ 0.73	467	60,626	$ 0.01
Depreciation, continuing operations...............	27,155	-	0.44	23,742	-	0.39
Depreciation, unconsolidated entities and discontinued operations	2,848	-	0.05	6,964	-	0.11
Loss (gain) on sale of hotels, net of income tax, and minority interests.........................	(21,799)	-	(0.35)	1,785	-	0.03
Minority interest in FelCor LP......................	985	1,355	(0.01)	16	2,102	(0.01)
FFO...	54,687			32,974		
Impairment loss, net of minority interests	-	-	-	8,341	-	0.13
Charges related to early extinguishment of debt, net of minority interests	-	-	-	803	-	0.01
Adjusted FFO	54,687			42,118		
Preferred dividends on Series A Preferred Stock	6,279	9,985	(0.03)	6,279	9,985	-
Adjusted FFO for per share calculation assuming Series A Preferred Stock conversion[(a)]...	$ 60,966	73,372	$ 0.83	$ 48,397	72,713	$ 0.67

(a) For calculation of Adjusted FFO per share it is more dilutive to assume the conversion of our Series A Preferred Stock into common stock when our quarterly adjusted FFO per share calculation exceeds 63 cents per share.

Reconciliation of Net Income to FFO and Adjusted FFO

(in thousands, except per share and unit data)

	Six Months Ended June 30,					
	2007			2006		
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 84,335			$ 19,997		
Preferred dividends	(19,356)			(19,356)		
Net income applicable to common stockholders	64,979	61,899	$ 1.05	641	60,066	$ 0.01
Depreciation, continuing operations	52,205	-	0.84	46,179	-	0.77
Depreciation, unconsolidated entities and discontinued operations	5,711	-	0.09	14,601	-	0.24
Loss (gain) on sale of hotels, net of income tax and minority interests	(27,830)	-	(0.45)	2,862	-	0.05
Gain on sale of hotels in unconsolidated entities	(11,182)	-	(0.18)	-	-	-
Minority interest in FelCor LP	1,412	1,355	(0.01)	24	2,381	(0.04)
Conversion of options and unvested restricted stock	-	-	-	-	260	-
FFO	85,295			64,307		
Impairment loss, net of minority interest	-	-	-	8,341	-	0.13
Abandoned projects	22	-	-	-	-	-
Charges related to debt extinguishment, net of minority interest	811	-	0.01	1,470	-	0.02
Adjusted FFO	86,128			$ 74,118	62,707	$ 1.18
Preferred dividends on Series A Preferred Stock	12,558	9,985	-			
Adjusted FFO for per share calculation assuming Series A Preferred Stock conversion[a]	$ 98,686	73,239	$ 1.35			

(a) For calculation of Adjusted FFO per share it is more dilutive to assume the conversion of our Series A Preferred Stock into common stock when our adjusted FFO per share for six months exceeds $1.26 per share.

Reconciliation of Net Income to EBITDA, Adjusted EBITDA and Same-Store EBITDA
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net income	$ 55,176	$ 10,145	$ 84,335	$ 19,997
Depreciation, continuing operations	27,155	23,742	52,205	46,179
Depreciation, unconsolidated entities and discontinued operations	2,848	6,964	5,711	14,601
Minority interest in FelCor Lodging LP	985	16	1,412	24
Interest expense	24,627	29,155	48,746	60,452
Interest expense, unconsolidated entities and discontinued operations	1,489	1,928	3,063	3,856
Amortization expense	1,207	908	2,614	1,897
EBITDA	113,487	72,858	198,086	147,006
Gain on sale of hotels, net of income tax and minority interests	(21,799)	1,785	(27,830)	2,862
Gain on sale of hotels in unconsolidated entities	-	-	(11,182)	-
Impairment loss, discontinued operations	-	8,341	-	8,341
Abandoned projects	-	-	22	-
Charges related to debt extinguishment, net of minority interests	-	803	811	1,470
Adjusted EBITDA	91,688	83,787	159,907	159,679
Adjusted EBITDA from discontinued operations	(4,566)	(12,308)	(7,861)	(21,599)
Gain on sale of condominiums	(14,858)	-	(18,139)	-
Same-Store EBITDA	$ 72,264	$ 71,479	$133,907	$ 138,080

Reconciliation of Adjusted EBITDA to Hotel EBITDA
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Adjusted EBITDA	$ 91,688	$ 83,787	$ 159,907	$ 159,679
Other revenue	(322)	(27)	(452)	(56)
Adjusted EBITDA from discontinued operations	(4,566)	(12,308)	(7,861)	(21,599)
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation expense)	(8,439)	(8,667)	(14,847)	(15,365)
Minority interest in other partnerships (excluding interest and depreciation expense)	(98)	(396)	28	(547)
Consolidated hotel lease expense	17,267	16,404	31,525	30,003
Unconsolidated taxes, insurance and lease expense	(1,896)	(1,567)	(3,599)	(3,149)
Interest income	(1,421)	(847)	(2,667)	(1,636)
Corporate expenses (excluding amortization expense)	4,048	4,654	9,427	9,469
Gain on sale of other condominiums	(14,858)	-	(18,139)	-
Hotel EBITDA	$ 81,403	$ 81,033	$ 153,322	$ 156,799

Reconciliation of Net Income to Hotel EBITDA
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net income	$ 55,176	$ 10,145	$ 84,335	$ 19,997
Discontinued operations	(25,792)	2,389	(34,099)	(712)
Equity in income from unconsolidated entities	(3,710)	(3,812)	(16,480)	(5,760)
Minority interests	(79)	(844)	(116)	(1,285)
Consolidated hotel lease expense	17,267	16,404	31,525	30,003
Unconsolidated taxes, insurance and lease expense	(1,896)	(1,567)	(3,599)	(3,149)
Interest expense, net	23,207	28,308	46,079	58,816
Charge-off of deferred financing costs	-	295	-	962
Early extinguishment of debt	-	438	-	438
Corporate expenses	5,255	5,562	12,041	11,366
Depreciation	27,155	23,742	52,205	46,179
Abandoned projects	-	-	22	-
Gain on sale of condominiums	(14,858)	-	(18,139)	-
Other revenue	(322)	(27)	(452)	(56)
Hotel EBITDA	$ 81,403	$ 81,033	$ 153,322	$ 156,799

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Total revenue	$ 265,851	$ 259,264	$ 514,520	$ 510,674
Other revenue	(322)	(27)	(452)	(56)
Hotel operating revenue	265,529	259,237	514,068	510,618
Hotel operating expenses	(184,126)	(178,204)	(360,746)	(353,819)
Hotel EBITDA	$ 81,403	$ 81,033	$ 153,322	$ 156,799
Hotel EBITDA margin	30.7%	31.3%	29.8%	30.7%

Reconciliation of Ratio of Operating Income to Total Revenue to Hotel EBITDA Margin

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Ratio of operating income to total revenue	12.8%	14.2%	12.0%	14.2%
Other revenue	(0.1)	-	(0.1)	-
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.5)	(0.7)	(0.6)
Consolidated hotel lease expense	6.5	6.3	6.1	5.9
Corporate expenses	2.0	2.1	2.3	2.2
Depreciation	10.2	9.2	10.2	9.0
Hotel EBITDA margin	30.7%	31.3%	29.8%	30.7%

Reconciliation of Total Operating Expense to Hotel Operating Expense
(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Total operating expenses	$ 231,907	$ 222,345	$ 452,940	$ 438,218
Unconsolidated taxes, insurance and lease expense	1,896	1,567	3,599	3,149
Consolidated hotel lease expense	(17,267)	(16,404)	(31,525)	(30,003)
Corporate expenses	(5,255)	(5,562)	(12,041)	(11,366)
Abandoned projects	-	-	(22)	-
Depreciation	(27,155)	(23,742)	(52,205)	(46,179)
Hotel operating expenses	$ 184,126	$ 178,204	$ 360,746	$ 353,819

**Reconciliation of Forecasted Net Income to Forecasted FFO, Adjusted FFO, EBITDA
and Adjusted EBITDA**

(in millions, except per share and unit data)

	Third Quarter 2007 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net income	$ 11		$ 13	
Preferred dividends	(10)		(10)	
Net income applicable to common stockholders	1	$ 0.02	3	$ 0.06
Depreciation	29		29	
FFO and Adjusted FFO	$ 30	$ 0.47	$ 32	$ 0.51
Net income	$ 11		$ 13	
Depreciation	29		29	
Interest expense	26		26	
Amortization expense	1		1	
EBITDA and Adjusted EBITDA	$ 67		$ 69	

	Full Year 2007 Guidance			
	Low Guidance		High Guidance	
	Dollars	Per Share Amount[a]	Dollars	Per Share Amount[a]
Net income	$ 103		$ 107	
Preferred dividends	(39)		(39)	
Net income applicable to common stockholders	64	$ 1.03	68	$ 1.09
Gain on sale of assets	(39)		(39)	
Depreciation	114		114	
Minority interest in FelCor LP	1		1	
FFO	140	$ 2.22	144	$ 2.28
Early extinguishment of debt	1		1	
Adjusted FFO	$ 141	$ 2.23	$ 145	$ 2.29
Net income	$ 103		$ 107	
Depreciation	114		114	
Interest expense	105		105	
Minority interest in FelCor LP	1		1	
Amortization expense	5		5	
EBITDA	328		332	
Gain on sale of assets	(39)		(39)	
Early extinguishment of debt	1		1	
Adjusted EBITDA	$ 290		$ 294	

(a) Weighted average shares and units are 63.2 million.

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Adjusted EBITDA and Same-Store EBITDA, when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.
- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation, or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.

- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we exclude gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

To derive Same-Store EBITDA, we make the same adjustments to EBITDA as for Adjusted EBITDA and, additionally, exclude EBITDA from discontinued operations and gains and losses from the disposition of non-hotel related assets.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels.

Limitations of Non-GAAP Measures

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA or Same-Store EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. Adjusted FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on any single financial measure.

###

Exhibit 99.2



FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Date of Issuance July 31, 2007

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

TABLE OF CONTENTS

This supplement contains registered trademarks owned or licensed by companies other than us, which may include, but are not limited to, Crowne Plaza®, Disneyland®, Doubletree®, Doubletree Guest Suites®, Embassy Suites Hotels®, Hampton Inn®, Hilton®, Hilton Suites®, Holiday Inn®, Holiday Inn & Suites®, Holiday Inn Express & Suites®, Holiday Inn Select®, Sheraton®, Sheraton Suites®, Walt Disney World® and Westin®.

With the exception of historical information, the matters discussed in this news release include "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "continue" and other similar terms and phrases, including references to assumption and forecasts of future results. Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties, and the occurrence of future events, may cause actual results to differ materially from those anticipated at the time the forward-looking statements are made. General economic conditions, operating risks associated with the hotel business, the impact of U.S. military involvement in the Middle East and elsewhere, future acts of terrorism, the impact on the travel industry of increased fuel prices and security precautions, the impact that the bankruptcy of additional major air carriers may have on our revenues and receivables, the availability of capital, the ability to effect sales of non-strategic hotels at anticipated prices, the cyclical nature of the real estate markets, our ability to continue to qualify as a Real Estate Investment Trust for federal income tax purposes and numerous other factors may affect future results, performance and achievements. Certain of these risks and uncertainties are described in greater detail in our filings with the Securities and Exchange Commission. Although we believe our current expectations to be based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that actual results will not differ materially. We undertake no obligation to update any forward-looking statement to conform the statement to actual results or changes in our expectations.

CORPORATE DATA

About the Company

In 1994, FelCor Lodging Trust Incorporated, a real estate investment trust (REIT), went public with six hotels, and a market capitalization of $120 million. We are now the nation's largest owner of upper upscale, all-suite hotels. At June 30, 2007, our portfolio was comprised of 83 consolidated hotels in continuing operations located in 23 states and Canada. For these hotels, the operating revenues and expenses are reflected in our consolidated statements of operations because of our majority ownership interests of the operating lessees of these hotels. We also owned 50 percent joint venture interests in five hotels whose operations were accounted for using the equity method. We owned 65 upper upscale hotels and were the largest owner of Embassy Suites Hotels and Doubletree Guest Suites hotels. We had an enterprise value of approximately $3.5 billion.

Strategy

Our long-term strategic plan is to own a diversified portfolio of high quality, upscale hotels flagged under leading brands and then increase shareholder value and return on invested capital by maximizing the use of our real estate and enhancing cash flow. We continually examine our portfolio to address issues of market supply and concentration of risk. In order to achieve our strategic objectives, we have identified three goals: Portfolio Repositioning and Debt Reduction; Internal Growth consisting of a comprehensive renovation program, redevelopment projects and a new asset management approach; and External Growth.

Public Ratings

	Corporate	Senior Debt	Preferred Stock
Moody's	Ba3	Ba3	B2
Standard & Poors	BB-	B+	B-

Stock Exchange Listing
Common Stock (NYSE: FCH)
$1.95 Series A Cumulative Convertible Preferred Stock (NYSE: FCHPRA)
8% Series C Cumulative Redeemable Preferred Stock (NYSE: FCHPRC)

Fiscal Year End
December 31

Number of employees
72

Corporate Headquarters
545 E. John Carpenter Frwy., Suite 1300
Irving, TX 75062
(972) 444-4900

Investor/Media Relations Contact
Stephen A. Schafer
Vice President Strategic Planning & Investor Relations
(972) 444-4912
sschafer@felcor.com

Information Request
information@felcor.com

Board of Directors

Thomas J. Corcoran, Jr.
Chairman of the Board, FelCor Lodging Trust Incorporated

Melinda J. Bush, C.H.A.
Chairman and Chief Executive Officer, HRW Holdings, LLC

Robert F. Cotter
President, Kerzner International Holdings Limited

Richard S. Ellwood
Private Investor

Thomas C. Hendrick
Executive Vice President of Acquisitions and Development, Kor Group

David C. Kloeppel
Executive Vice President and Chief Financial Officer, Gaylord Entertainment Company

Charles A. Ledsinger, Jr.
Vice Chairman and Chief Executive Officer, Choice Hotels International

Robert H. Lutz, Jr.
President, RL Investments, Inc.

Robert A. Mathewson
President, RGC, Inc.

Richard A. Smith
President and Chief Executive Officer, FelCor Lodging Trust Incorporated

Executive Officers

Richard A. Smith, *President and Chief Executive Officer*

Michael A. DeNicola, *Executive Vice President and Chief Investment Officer*

Troy A. Pentecost, *Executive Vice President, Director of Asset Management*

Andrew J. Welch, *Executive Vice President and Chief Financial Officer*

Jonathan H. Yellen, *Executive Vice President, General Counsel and Secretary*

Equity Research Coverage

Firm	**Analyst**	**Telephone**
Citigroup Smith Barney	Joshua Attie	(212) 816-1533
Deutsche Bank North America	Chris Woronka	(212) 250-5815
Friedman, Billings, Ramsey & Co.	Gustavo Sarago	(703) 469-1042
Green Street Advisors	John V. Arabia	(949) 640-8780
JPMorgan	Harry C. Curtis	(212) 622-6610
Lehman Brothers	Felicia R. Hendrix	(212) 526-5562
Merrill Lynch	Amanda Bryant	(212) 449-2922
Morgan, Keegan & Co.	Napoleon Overton	(901) 579-4865
Stifel, Nicolaus & Company	Rod F. Petrik	(410) 454-4131
UBS (US)	William B. Truelove	(212) 713-8825
Wachovia Securities	Jeffrey J. Donnelly	(617) 603-4262

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

FINANCIAL HIGHLIGHTS

Supplemental Financial Data
(in thousands, except per share information, ratios and percentages)

Total Enterprise Value	June 30, 2007	December 31, 2006
Common shares outstanding	62,471	62,052
Units outstanding	1,354	1,355
Combined shares and units outstanding	63,825	63,407
Common stock price at end of period	$ 26.03	$ 21.84
Common equity capitalization	$ 1,661,365	$ 1,384,809
Series A preferred stock	309,362	309,362
Series C preferred stock	169,412	169,412
Consolidated debt	1,297,699	1,369,153
Minority interest of consolidated debt	(7,434)	(8,150)
Pro rata share of unconsolidated debt	96,813	98,731
Cash and cash equivalents	(188,626)	(124,179)
Total enterprise value (TEV)	$ 3,338,591	$ 3,199,138

Dividends Per Share		
Dividends declared (year to date):		
Common stock	$ 0.55	$ 0.80
Series A preferred stock	0.975	1.95
Series C preferred stock (depositary shares)	1.00	2.00

Selected Balance Sheet Data		
Investment in hotels, net	$ 2,139,372	$ 2,044,285
Hotels held for sale	-	133,801
Total cash and cash equivalents	188,626	124,179
Total assets	2,556,234	2,583,249
Total debt	1,297,699	1,369,153
Total stockholders' equity	1,056,124	1,010,931
Total stockholders equity less preferred equity	577,350	532,157
Book value per common share outstanding	9.24	8.58

.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Revenues:				
Hotel operating revenue:				
Room	$ 216,813	$ 210,980	$ 421,135	$ 418,966
Food and beverage	35,212	34,689	66,985	65,103
Other operating departments	13,504	13,568	25,948	26,549
Other revenue	322	27	452	56
Total revenues	265,851	259,264	514,520	510,674
Expenses:				
Hotel departmental expenses:				
Room	53,058	51,562	101,841	100,977
Food and beverage	26,655	25,541	51,190	49,201
Other operating departments	5,835	6,010	10,782	11,954
Other property related costs	68,584	66,846	137,142	135,704
Management and franchise fees	13,943	14,214	27,066	27,437
Taxes, insurance and lease expense	31,422	28,868	60,651	55,400
Abandoned projects	-	-	22	-
Corporate expenses	5,255	5,562	12,041	11,366
Depreciation	27,155	23,742	52,205	46,179
Total operating expenses	231,907	222,345	452,940	438,218
Operating income	33,944	36,919	61,580	72,456
Interest expense, net	(23,207)	(28,308)	(46,079)	(58,816)
Charge-off of deferred financing costs	-	(295)	-	(962)
Early extinguishment of debt, net	-	(438)	-	(438)
Income before equity in income from unconsolidated entities, minority interests and gain on sale of assets	10,737	7,878	15,501	12,240
Equity in income from unconsolidated entities	3,710	3,812	16,480	5,760
Minority interests	79	844	116	1,285
Gain on sale of condominiums	14,858	-	18,139	-
Income from continuing operations	29,384	12,534	50,236	19,285
Discontinued operations	25,792	(2,389)	34,099	712
Net income	55,176	10,145	84,335	19,997
Preferred dividends	(9,678)	(9,678)	(19,356)	(19,356)
Net income applicable to common stockholders	$ 45,498	$ 467	$ 64,979	$ 641
Basic per common share data:				
Net income from continuing operations	$ 0.32	$ 0.05	$ 0.50	$ -
Net income	$ 0.74	$ 0.01	$ 1.06	$ 0.01
Basic weighted average common shares outstanding	61,587	60,355	61,511	60,066
Diluted per common share data:				
Net income from continuing operations	$ 0.32	$ 0.05	$ 0.50	$ -
Net income	$ 0.73	$ 0.01	$ 1.05	$ 0.01
Diluted weighted average common shares outstanding	62,032	60,626	61,899	60,066
Cash dividends declared on common stock	$ 0.30	$ 0.20	$ 0.55	$ 0.35

Discontinued Operations
(in thousands)

Discontinued operations include the results of operations of 11 hotels sold in 2007 and 31 hotels sold in 2006. Condensed financial information for the hotels included in discontinued operations is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Operating revenue	$ 10,949	$ 58,088	$ 26,447	$ 122,089
Operating expenses	(6,215)	(59,032)	(18,094)	(118,278)
Operating income (loss)	4,734	(944)	8,353	3,811
Interest income (expense), net	6	(317)	(19)	(643)
Gain (loss) on sale of hotels, net of income tax	22,457	(1,785)	28,488	(2,862)
Debt extinguishment	-	-	(901)	-
Minority interests	(1,405)	657	(1,822)	406
Income (loss) from discontinued operations	25,792	(2,389)	34,099	712
Depreciation and amortization, net of minority interest	14	4,280	14	9,118
Minority interest in FelCor LP	559	(23)	740	(63)
Interest expense, net of minority interests	-	314	27	629
EBITDA from discontinued operations	26,365	2,182	34,880	10,396
Loss (gain) on sale of hotels, net of income tax and minority interests	(21,799)	1,785	(27,830)	2,862
Impairment loss, net of minority interests	-	8,341	-	8,341
Charges related to early extinguishment of debt, net of minority interests	-	-	811	-
Adjusted EBITDA from discontinued operations	$ 4,566	$ 12,308	$ 7,861	$ 21,599

Non-GAAP Financial Measures

We refer in this supplement to certain "non-GAAP financial measures." These measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are measures of our financial performance that are not calculated and presented in accordance with generally accepted accounting principles ("GAAP"). The following tables reconcile each of these non-GAAP measures to the most comparable GAAP financial measure. Immediately following the reconciliations, we include a discussion of why we believe these measures are useful supplemental measures of our performance and the limitations of such measures.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per share and unit data)

| | Three Months Ended June 30, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 55,176			$ 10,145		
Preferred dividends	(9,678)			(9,678)		
Net income applicable to common stockholders	45,498	62,032	$ 0.73	467	60,626	$ 0.01
Depreciation, continuing operations	27,155	-	0.44	23,742	-	0.39
Depreciation, unconsolidated entities and discontinued operations	2,848	-	0.05	6,964	-	0.11
Loss (gain) on sale of hotels, net of income tax and minority interests	(21,799)	-	(0.35)	1,785	-	0.03
Minority interest in FelCor LP	985	1,355	(0.01)	16	2,102	(0.01)
FFO	54,687			32,974		
Impairment loss, net of minority interests	-	-	-	8,341	-	0.13
Charges related to early extinguishment of debt, net of minority interests	-	-	-	803	-	0.01
Adjusted FFO	54,687			42,118		
Preferred dividends on Series A Preferred Stock	6,279	9,985	(0.03)	6,279	9,985	-
Adjusted FFO for per share calculation assuming Series A Preferred Stock conversion[a]	$ 60,966	73,372	$ 0.83	$ 48,397	72,713	$ 0.67

(a) For calculation of Adjusted FFO per share it is more dilutive to assume the conversion of our Series A Preferred Stock into common stock when our quarterly adjusted FFO per share calculation exceeds 63 cents per share.

9

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income to FFO and Adjusted FFO
(in thousands, except per share and unit data)

| | Six Months Ended June 30, | | | | | |
| | 2007 | | | 2006 | | |
	Dollars	Shares	Per Share Amount	Dollars	Shares	Per Share Amount
Net income	$ 84,335			$ 19,997		
Preferred dividends	(19,356)			(19,356)		
Net income applicable to common stockholders	64,979	61,899	$ 1.05	641	60,066	$ 0.01
Depreciation, continuing operations	52,205	-	0.84	46,179	-	0.77
Depreciation, unconsolidated entities and discontinued operations	5,711	-	0.09	14,601	-	0.24
Loss (gain) on sale of hotels, net of income tax and minority interests	(27,830)	-	(0.45)	2,862	-	0.05
Gain on sale of hotels in unconsolidated entities	(11,182)	-	(0.18)	-	-	-
Minority interest in FelCor LP	1,412	1,355	(0.01)	24	2,381	(0.04)
Conversion of options and unvested restricted stock	-	-	-	-	260	-
FFO	85,295			64,307		
Impairment loss, net of minority interest	-	-	-	8,341	-	0.13
Abandoned projects	22	-	-	-	-	-
Charges related to debt extinguishment, net of minority interest	811	-	0.01	1,470	-	0.02
Adjusted FFO	86,128			$ 74,118	62,707	$ 1.18
Preferred dividends on Series A Preferred Stock	12,558	9,985	-			
Adjusted FFO for per share calculation assuming Series A Preferred Stock conversion[a]	$ 98,686	73,239	$ 1.35			

(a) For calculation of Adjusted FFO per share it is more dilutive to assume the conversion of our Series A Preferred Stock into common stock when our adjusted FFO per share for six months exceeds $1.26 per share.

10

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Non-GAAP Financial Measures (continued)

Reconciliation of Net Income to EBITDA, Adjusted EBITDA and Same-Store EBITDA
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Net income	$ 55,176	$ 10,145	$ 84,335	$ 19,997
Depreciation, continuing operations	27,155	23,742	52,205	46,179
Depreciation, unconsolidated entities and discontinued operations	2,848	6,964	5,711	14,601
Minority interest in FelCor Lodging LP	985	16	1,412	24
Interest expense	24,627	29,155	48,746	60,452
Interest expense, unconsolidated entities and discontinued operations	1,489	1,928	3,063	3,856
Amortization expense	1,207	908	2,614	1,897
EBITDA	113,487	72,858	198,086	147,006
Gain on sale of hotels, net of income tax and minority interests	(21,799)	1,785	(27,830)	2,862
Gain on sale of hotels in unconsolidated entities	-	-	(11,182)	-
Impairment loss, discontinued operations	-	8,341	-	8,341
Abandoned projects	-	-	22	-
Charges related to early extinguishment of debt, net of minority interests	-	803	811	1,470
Adjusted EBITDA	91,688	83,787	159,907	159,679
Adjusted EBITDA from discontinued operations	(4,566)	(12,308)	(7,861)	(21,599)
Gain on sale of condominiums	(14,858)	-	(18,139)	-
Same-Store EBITDA	$ 72,264	$ 71,479	$133,907	$ 138,080

11

Non-GAAP Financial Measures (continued)

Reconciliation of Adjusted EBITDA to Hotel EBITDA
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Adjusted EBITDA	$ 91,688	$ 83,787	$ 159,907	$ 159,679
Other revenue	(322)	(27)	(452)	(56)
Adjusted EBITDA from discontinued operations	(4,566)	(12,308)	(7,861)	(21,599)
Equity in income from unconsolidated subsidiaries (excluding interest and depreciation expense)	(8,439)	(8,667)	(14,847)	(15,365)
Minority interest in other partnerships (excluding interest and depreciation expense)	(98)	(396)	28	(547)
Consolidated hotel lease expense	17,267	16,404	31,525	30,003
Unconsolidated taxes, insurance and lease expense	(1,896)	(1,567)	(3,599)	(3,149)
Interest income	(1,421)	(847)	(2,667)	(1,636)
Corporate expenses (excluding amortization expense)	4,048	4,654	9,427	9,469
Gain on sale of condominiums	(14,858)	-	(18,139)	-
Hotel EBITDA	$ 81,403	$ 81,033	$ 153,322	$ 156,799

Reconciliation of Net Income to Hotel EBITDA
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Net income	$ 55,176	$ 10,145	$ 84,335	$ 19,997
Discontinued operations	(25,792)	2,389	(34,099)	(712)
Equity in income from unconsolidated entities	(3,710)	(3,812)	(16,480)	(5,760)
Minority interests	(79)	(844)	(116)	(1,285)
Consolidated hotel lease expense	17,267	16,404	31,525	30,003
Unconsolidated taxes, insurance and lease expense	(1,896)	(1,567)	(3,599)	(3,149)
Interest expense, net	23,207	28,308	46,079	58,816
Charge-off of deferred financing costs	-	295	-	962
Early extinguishment of debt	-	438	-	438
Corporate expenses	5,255	5,562	12,041	11,366
Depreciation	27,155	23,742	52,205	46,179
Abandoned projects	-	-	22	-
Gain on sale of condominiums	(14,858)	-	(18,139)	-
Other revenue	(322)	(27)	(452)	(56)
Hotel EBITDA	$ 81,403	$ 81,033	$153,322	$ 156,799

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Non-GAAP Financial Measures (continued)

Hotel EBITDA and Hotel EBITDA Margin
(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Total revenue	$ 265,851	$ 259,264	$ 514,520	$ 510,674
Retail space rental and other revenue	(322)	(27)	(452)	(56)
Hotel operating revenue	265,529	259,237	514,068	510,618
Hotel operating expenses	(184,126)	(178,204)	(360,746)	(353,819)
Hotel EBITDA	$ 81,403	$ 81,033	$ 153,322	$ 156,799
Hotel EBITDA margin	30.7%	31.3%	29.8%	30.7%

Reconciliation of Ratio of Operating Income to Total Revenue to Hotel EBITDA Margin

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Ratio of operating income to total revenue	12.8%	14.2%	12.0%	14.2%
Retail space rental and other revenue	(0.1)	-	(0.1)	-
Unconsolidated taxes, insurance and lease expense	(0.7)	(0.5)	(0.7)	(0.6)
Consolidated hotel lease expense	6.5	6.3	6.1	5.9
Corporate expenses	2.0	2.1	2.3	2.2
Depreciation	10.2	9.2	10.2	9.0
Hotel EBITDA margin	30.7%	31.3%	29.8%	30.7%

Reconciliation of Total Operating Expense to Hotel Operating Expense
(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Total operating expenses	$ 231,907	$ 222,345	$ 452,940	$ 438,218
Unconsolidated taxes, insurance and lease expense	1,896	1,567	3,599	3,149
Consolidated hotel lease expense	(17,267)	(16,404)	(31,525)	(30,003)
Corporate expenses	(5,255)	(5,562)	(12,041)	(11,366)
Abandoned projects	-	-	(22)	-
Depreciation	(27,155)	(23,742)	(52,205)	(46,179)
Hotel operating expenses	$ 184,126	$ 178,204	$ 360,746	$ 353,819

13

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Non-GAAP Financial Measures (continued)

Substantially all of our non-current assets consist of real estate. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider supplemental measures of performance, which are not measures of operating performance under GAAP, to be helpful in evaluating a real estate company's operations. These supplemental measures, including FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, are not measures of operating performance under GAAP. However, we consider these non-GAAP measures to be supplemental measures of a hotel REIT's performance and should be considered along with, but not as an alternative to, net income as a measure of our operating performance.

FFO and EBITDA

The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We compute FFO in accordance with standards established by NAREIT. This may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than we do.

EBITDA is a commonly used measure of performance in many industries. We define EBITDA as net income or loss (computed in accordance with GAAP) plus interest expenses, income taxes, depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect EBITDA on the same basis.

Adjustments to FFO and EBITDA

We adjust FFO and EBITDA when evaluating our performance because management believes that the exclusion of certain additional recurring and non-recurring items described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted FFO, Adjusted EBITDA and Same-Store EBITDA, when combined with GAAP net income, EBITDA and FFO, is beneficial to an investor's better understanding of our operating performance.

- *Gains and losses related to early extinguishment of debt and interest rate swaps* – We exclude gains and losses related to early extinguishment of debt and interest rate swaps from FFO and EBITDA because we believe that it is not indicative of ongoing operating performance of our hotel assets. This also represents an acceleration of interest expense or a reduction of interest expense, and interest expense is excluded from EBITDA.

Non-GAAP Financial Measures (continued)

- *Impairment losses* – We exclude the effect of impairment losses and gains or losses on disposition of assets in computing Adjusted FFO and Adjusted EBITDA because we believe that including these is not consistent with reflecting the ongoing performance of our remaining assets. Additionally, we believe that impairment charges and gains or losses on disposition of assets represent accelerated depreciation or excess depreciation, and depreciation is excluded from FFO by the NAREIT definition and from EBITDA.
- *Cumulative effect of a change in accounting principle* – Infrequently, the Financial Accounting Standards Board promulgates new accounting standards that require the consolidated statements of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments in computing Adjusted FFO and Adjusted EBITDA because they do not reflect our actual performance for that period.

In addition, to derive Adjusted EBITDA, we adjust EBITDA for gains or losses on the sale of assets because we believe that including them in EBITDA is not consistent with reflecting ongoing performance of our remaining assets. Additionally, the gain or loss on sale of depreciable assets represents either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

To derive Same-Store EBITDA, we make the same adjustments to EBITDA as for Adjusted EBITDA and, additionally, exclude EBITDA from discontinued operations and gains and losses from the disposition of non-hotel related assets.

Hotel EBITDA and Hotel EBITDA Margin

Hotel EBITDA and Hotel EBITDA margin are commonly used measures of performance in the industry and give investors a more complete understanding of the operating results over which our individual hotels and operating managers have direct control. We believe that Hotel EBITDA and Hotel EBITDA margin are useful to investors by providing greater transparency with respect to two significant measures used by us in our financial and operational decision-making. Additionally, these measures facilitate comparisons with other hotel REITs and hotel owners. We present Hotel EBITDA and Hotel EBITDA margin by eliminating corporate-level expenses, depreciation and expenses related to our capital structure. We eliminate corporate-level costs and expenses because we believe property-level results provide investors with supplemental information with respect to the ongoing operating performance of our hotels and the effectiveness of management on a property-level basis. We eliminate depreciation and amortization, even though they are property-level expenses, because we do not believe that these non-cash expenses, which are based on historical cost accounting for real estate assets and implicitly assume that the value of real estate assets diminish predictably over time, accurately reflect an adjustment in the value of our assets. We also eliminate consolidated percentage rent paid to unconsolidated entities, which is effectively eliminated by minority interest expense and equity in income from unconsolidated subsidiaries, and include the cost of unconsolidated taxes, insurance and lease expense, to reflect the entire operating costs applicable to our hotels.

Non-GAAP Financial Measures (continued)

Limitations of Non-GAAP Measures

The use of these non-GAAP financial measures has certain limitations. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin, as presented by us, may not be comparable to FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin as calculated by other real estate companies. These measures do not reflect certain expenses that we incurred and will incur, such as depreciation and interest or capital expenditures. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. Neither should FFO, FFO per share, Adjusted FFO, Adjusted FFO per share, EBITDA, Adjusted EBITDA or Same-Store EBITDA be considered as measures of our liquidity or indicative of funds available for our cash needs, including our ability to make cash distributions. FFO per share does not measure, and should not be used as a measure of, amounts that accrue directly to the benefit of stockholders. FFO, Adjusted FFO, EBITDA, Adjusted EBITDA, Same-Store EBITDA, Hotel EBITDA and Hotel EBITDA margin reflect additional ways of viewing our operations that we believe when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Debt Summary
(dollars in thousands)

Debt Outstanding

	Encumbered Hotels	Interest Rate at June 30, 2007	Maturity Date	Consolidated Debt
Line of credit[a]	none	L + 1.75	January 2009	$ -
Senior term notes	none	8.50	June 2011	299,037
Senior term notes	none	L + 1.875	December 2011	215,000
Total line of credit and senior debt[b]		7.98		514,037
Mortgage debt[c]	12 hotels	L + 0.93	November 2008	250,000
Mortgage debt	7 hotels	6.57	June 2009-2014	90,010
Mortgage debt	7 hotels	7.32	March 2009	122,576
Mortgage debt	8 hotels	8.70	May 2010	167,727
Mortgage debt	6 hotels	8.73	May 2010	121,106
Mortgage debt	1 hotel	L + 2.85	August 2008	15,500
Mortgage debt	1 hotel	5.81	July 2016	12,687
Other	1 hotel	9.17	August 2011	4,056
Total mortgage debt[b]	43 hotels	7.41		783,662
Total		7.64%		$ 1,297,699

(a) We have a borrowing capacity of $125 million on our line of credit. The interest on this line can range from 175 to 225 basis points over LIBOR based on our leverage ratio as defined in our line of credit agreement.
(b) Interest rates are calculated based on the average outstanding debt at June 30, 2007.
(c) This debt has three one-year extension options.

Debt Statistics at June 30, 2007

Weighted average interest	7.64%
Fixed interest rate debt to total debt	63.0%
Weighted average maturity of debt	5 years
Mortgage debt to total assets	30.7%

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Debt Summary (continued)

At June 30, 2007, future scheduled principal payments on outstanding debt are as follows (in thousands):

Year	Secured Debt		Unsecured Debt		Total	
2007	$	6,467	$	-	$	6,467
2008		29,233		-		29,233
2009		142,240		-		142,240
2010		274,457		-		274,457
2011[a]		253,030		515,000		768,030
2012 and thereafter		78,235		-		78,235
Discount		-		(963)		(963)
Total debt	$	783,662	$	514,037	$	1,297,699

(a) Included in this amount is a $250,000 loan that has three, one-year extension options extending the maturity of this debt from 2008 to 2011.

At June 30, 2007, we had unconsolidated 50 percent investments in ventures that owned an aggregate of 18 hotels. These ventures had approximately $194 million of non-recourse mortgage debt, all of which is secured by hotel assets. Our pro rata share of this non-recourse debt was $97 million.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

PORTFOLIO DATA

Portfolio Distribution at June 30, 2007
(83 consolidated hotels included in continuing operations, same store basis)

Brand	Hotels	Rooms	% of Total Rooms	% of 2006 Hotel EBITDA[a]
Embassy Suites Hotels	47	12,127	51	57
Holiday Inn-branded	17	6,305	26	18
Starwood-branded	9	3,217	13	15
Doubletree-branded	7	1,471	6	7
Hilton-branded	2	559	2	2
Other	1	403	2	1
Top Markets				
South Florida area	5	1,434	6	7
Atlanta	5	1,462	6	7
San Francisco Bay area	6	2,141	9	6
Los Angeles area	4	898	4	5
Orlando	5	1,690	7	5
Dallas	4	1,333	6	5
Phoenix	3	798	3	4
San Diego	1	600	2	4
Minneapolis	3	736	3	4
Northern New Jersey	3	756	3	3
Washington, D.C.	1	443	2	3
Philadelphia	2	729	3	3
Chicago	3	795	3	3
San Antonio	3	874	4	3
Boston	2	532	2	3
Location				
Suburban	32	8,200	34	37
Urban	20	6,362	26	25
Airport	20	6,203	26	24
Resort	11	3,317	14	14
Segment				
Upper-upscale	65	17,374	72	81
Full service	17	6,305	26	18
Upscale	1	403	2	1

(a) Hotel EBITDA is more fully described on page 15 of this supplement.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Detailed Operating Statistics by Brand
(83 consolidated hotels included in continuing operations, same store basis)

	Occupancy (%)					
	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	%Variance	2007	2006	%Variance
Embassy Suites Hotels	75.3	77.5	(2.8)	73.9	77.0	(4.0)
Holiday Inn-branded hotels	73.6	76.3	(3.6)	68.5	73.4	(6.7)
Starwood-branded hotels[a]	71.6	72.5	(1.2)	70.2	71.8	(2.2)
Doubletree-branded hotels	71.2	78.7	(9.4)	71.4	76.6	(6.7)
Other hotels[b]	77.3	74.1	4.4	65.7	67.6	(2.8)
Total hotels	74.2	76.5	(3.0)	71.5	75.0	(4.6)

	ADR ($)					
	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	%Variance	2007	2006	%Variance
Embassy Suites Hotels	140.99	133.49	5.6	144.62	135.53	6.7
Holiday Inn-branded hotels	117.03	109.66	6.7	115.10	108.09	6.5
Starwood-branded hotels[a]	127.65	124.27	2.7	129.62	123.77	4.7
Doubletree-branded hotels	146.22	130.87	11.7	147.88	132.23	11.8
Other hotels[b]	140.86	137.48	2.5	135.19	129.10	4.7
Total hotels	133.35	126.09	5.8	135.10	126.56	6.8

	RevPAR ($)					
	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	%Variance	2007	2006	%Variance
Embassy Suites Hotels	106.18	103.45	2.6	106.86	104.36	2.4
Holiday Inn-branded hotels	86.11	83.70	2.9	78.87	79.39	(0.7)
Starwood-branded hotels[a]	91.38	90.07	1.5	90.97	88.82	2.4
Doubletree-branded hotels	104.15	102.93	1.2	105.65	101.23	4.4
Other hotels[b]	108.90	101.81	7.0	88.80	87.23	1.8
Total hotels	98.94	96.40	2.6	96.62	94.87	1.8

(a) Starwood-branded hotels include eight Sheraton-branded hotels and one Westin hotel.
(b) Other hotels include two Hilton-branded hotels and one Crowne Plaza hotel.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Detailed Operating Statistics for FelCor's Top Markets
(83 consolidated hotels included in continuing operations, same store basis)

	Occupancy (%)					
	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	%Variance	2007	2006	%Variance
South Florida area	72.4	78.5	(7.8)	79.5	83.5	(4.7)
Atlanta	78.1	77.2	1.1	76.3	78.6	(3.0)
San Francisco Bay area	78.9	77.3	2.1	72.9	74.8	(2.6)
Los Angeles area	79.1	74.3	6.4	78.3	76.2	2.8
Orlando	80.6	84.5	(4.6)	79.9	82.1	(2.7)
Dallas	65.9	72.1	(8.7)	68.1	73.3	(7.0)
Phoenix	68.0	74.1	(8.2)	74.9	78.6	(4.7)
San Diego	73.9	80.4	(8.0)	76.2	81.3	(6.2)
Minneapolis	78.5	70.7	11.0	73.9	68.2	8.2
Northern New Jersey	76.7	74.5	2.9	68.3	70.2	(2.7)
Washington, D.C.	73.8	70.9	4.0	68.2	66.4	2.8
Philadelphia	72.4	82.5	(12.2)	64.2	71.2	(9.9)
Chicago	73.7	81.0	(9.0)	66.9	74.3	(10.0)
San Antonio	83.3	82.7	0.8	77.6	80.4	(3.5)
Boston	70.2	81.1	(13.5)	61.1	73.4	(16.8)

	ADR ($)					
	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	%Variance	2007	2006	%Variance
South Florida area	136.12	131.30	3.7	169.74	157.77	7.6
Atlanta	121.00	121.26	(0.2)	123.11	120.69	2.0
San Francisco Bay area	138.57	130.87	5.9	135.16	126.40	6.9
Los Angeles area	158.32	144.69	9.4	154.54	138.46	11.6
Orlando	103.44	98.39	5.1	112.94	105.27	7.3
Dallas	122.26	113.01	8.2	126.57	114.58	10.5
Phoenix	136.17	122.69	11.0	160.24	142.68	12.3
San Diego	156.12	138.75	12.5	154.28	137.30	12.4
Minneapolis	142.94	136.96	4.4	141.12	134.76	4.7
Northern New Jersey	157.64	148.57	6.1	155.21	147.48	5.2
Washington, D.C.	169.09	166.46	1.6	170.86	165.76	3.1
Philadelphia	145.77	135.14	7.9	135.85	126.83	7.1
Chicago	136.50	124.31	9.8	130.22	119.40	9.1
San Antonio	111.04	107.06	3.7	110.33	103.01	7.1
Boston	157.89	157.03	0.5	150.49	146.59	2.7

	RevPAR ($)					
	Three Months Ended June 30,			Six Months Ended June 30,		
	2007	2006	%Variance	2007	2006	%Variance
South Florida area	98.50	103.08	(4.4)	135.02	131.76	2.5
Atlanta	94.51	93.67	0.9	93.92	94.89	(1.0)
San Francisco Bay area	109.33	101.15	8.1	98.48	94.59	4.1
Los Angeles area	125.21	107.54	16.4	121.04	105.44	14.8
Orlando	83.32	83.10	0.3	90.21	86.41	4.4
Dallas	80.52	81.50	(1.2)	86.23	83.97	2.7
Phoenix	92.55	90.87	1.9	120.05	112.20	7.0
San Diego	115.43	111.55	3.5	117.54	111.56	5.4
Minneapolis	112.26	96.86	15.9	104.23	91.95	13.3
Northern New Jersey	120.84	110.70	9.2	105.98	103.53	2.4
Washington, D.C.	124.72	118.07	5.6	116.59	110.05	5.9
Philadelphia	105.59	111.47	(5.3)	87.19	90.30	(3.4)
Chicago	100.61	100.67	(0.1)	87.11	88.78	(1.9)
San Antonio	92.51	88.50	4.5	85.65	82.85	3.4
Boston	110.77	127.42	(13.1)	91.92	107.63	(14.6)

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Pro Rata Share of Rooms Owned

	Hotels	Room Count at June 30, 2007
Consolidated hotels in continuing operations	83	24,082
Unconsolidated hotel operations	5	761
Total hotels	88	24,843
50% joint ventures	18	(2,089)
60% joint ventures	1	(214)
75% joint ventures	1	(55)
90% joint ventures	3	(68)
97% joint venture	1	(11)
Total owned rooms by joint venture partners		(2,437)
Pro rata share of rooms owned		22,406

Capital Expenditures (dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	2006	2007	2006
Improvements and additions to consolidated hotels	$71,585	$35,602	$138,488	$70,449
Joint venture partners' prorata share of additions to hotels	(840)	(268)	(2,078)	(518)
Prorata share of unconsolidated additions to hotels	5,825	2,259	9,517	6,485
Total additions to hotels[1]	$76,570	$37,593	$145,927	$76,416

(1) Includes capitalized interest, property taxes, ground leases and certain employee costs.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

	Rooms	% Owned[a]
Renovation Completion Schedule		
Completed 2006		
Charleston (Mills House - Historic Downtown), SC - Holiday Inn[b]	214	
Dana Point (Doheny Beach), CA - Doubletree Guest Suites	195	
Minneapolis (Airport), MN - Embassy Suites[b]	310	
Napa Valley, CA - Embassy Suites[b]	205	
Nashville (Airport/Opryland Area), TN - Embassy Suites	296	
Nashville (Opryland/Airport Briley Parkway), TN - Holiday Inn Select	383	
Piscataway (Somerset), NJ - Embassy Suites[b]	221	
Vienna (Tysons Corner), VA - Sheraton[b]	443	50%
Completed First Quarter 2007		
Atlanta (Airport), GA - Embassy Suites[b]	232	
Atlanta (Galleria), GA - Sheraton Suites[b]	278	
Austin, TX - Doubletree Guest Suites[b]	189	90%
Baltimore (BWI Airport), MD - Embassy Suites[b]	251	90%
Charlotte (Southpark), NC - Doubletree Guest Suites	208	
Chicago (Northshore/Deerfield-Northbrook), IL - Embassy Suites[b]	237	
Houston (Medical Center), TX - Holiday Inn & Suites	287	
Lexington (Lexington Green), KY - Hilton Suites[b]	174	
Orlando (International Airport), FL - Holiday Inn Select[b]	288	
Orlando (Walt Disney World Resort), FL - Doubletree Guest Suites	229	
San Antonio (International Airport), TX - Holiday Inn Select[b]	397	
San Francisco (Burlingame Airport), CA - Embassy Suites	340	
San Francisco (Fisherman's Wharf), CA - Holiday Inn	585	
San Francisco (South San Francisco Airport), CA - Embassy Suites[b]	312	
St. Paul (Downtown), MN - Embassy Suites[b]	208	
Secaucus (Meadowlands), NJ - Embassy Suites[b]	261	50%
Toronto (Yorkdale), CAN - Holiday Inn	370	
Completed Second Quarter 2007		
Atlanta (Gateway-Atlanta Airport), GA - Sheraton	395	
Baton Rouge, LA - Embassy Suites[b]	223	
Boston (Government Center), MA - Holiday Inn Select	303	
Chicago (Lombard/Oak Brook), IL - Embassy Suites[b]	262	50%
Chicago (O'Hare Airport), IL - Sheraton Suites[b]	296	
Dallas (Market Center), TX – Embassy Suites	244	
Parsippany, NJ - Embassy Suites[b]	274	50%
Philadelphia (Historic District), PA - Holiday Inn	364	
Pittsburgh (At University Center-Oakland), PA - Holiday Inn Select[b]	251	

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Renovation Completion Schedule – (continued)

	Rooms	% Owned[a]
Completed Second Quarter 2007 – (continued)		
San Rafael (Marin County/Conference Center), CA - Embassy Suites[b]	235	50%
Tampa (On Tampa Bay), FL - Doubletree Guest Suites[b]	203	
Toronto (Airport), CAN - Holiday Inn Select	445	
Third and Fourth Quarter 2007 Completions		
Atlanta (Perimeter Center), GA - Embassy Suites[b]	241	50%
Austin (North), TX - Embassy Suites[b]	260	50%
Birmingham, AL - Embassy Suites[b]	242	
Boca Raton, FL - Embassy Suites[b]	263	
Boston (Marlborough), MA – Embassy Suites[b]	229	
Burlington (Hotel & Conference Center), VT - Sheraton[b]	309	
Cocoa Beach (Oceanfront), FL - Holiday Inn	500	
Corpus Christi, TX - Embassy Suites[b]	150	
Dallas (DFW International Airport-South), TX - Embassy Suites[b]	305	
Dallas (Love Field), TX - Embassy Suites[b]	248	
Deerfield Beach (Boca Raton/Deerfield Beach Resort), FL - Embassy Suites[b]	244	
Ft. Lauderdale (17th Street), FL - Embassy Suites[b]	358	
Ft. Lauderdale (Cypress Creek), FL - Sheraton Suites[b]	253	
Indianapolis (North), IN - Embassy Suites[b]	221	75%
Jacksonville (Baymeadows), FL - Embassy Suites[b]	277	
Kansas City (Plaza), MO - Embassy Suites[b]	266	50%
Los Angeles (Anaheim Located near Disneyland Park), CA - Embassy Suites[b]	222	
Los Angeles (El Segundo International Airport South), CA - Embassy Suites	349	97%
Miami (International Airport), FL - Embassy Suites[b]	316	
Milpitas (Silicon Valley), CA - Embassy Suites[b]	266	
Orlando (International Drive Resort), FL - Holiday Inn	652	
Orlando (International Drive South), FL - Embassy Suites[b]	244	
Orlando (North), FL - Embassy Suites	277	
Philadelphia (Society Hill), PA - Sheraton[b]	365	
Phoenix (Biltmore), AZ - Embassy Suites[b]	232	
Phoenix (Tempe), AZ - Embassy Suites[b]	224	
Raleigh (Crabtree), NC - Embassy Suites[b]	225	50%
Raleigh, NC - Doubletree Guest Suites[b]	203	
San Antonio (International Airport), TX - Embassy Suites[b]	261	50%
San Antonio (N.W. I-10), TX - Embassy Suites[b]	216	50%
San Diego (On the Bay), CA - Holiday Inn	600	
Santa Barbara (Goleta), CA - Holiday Inn	160	
Wilmington, DE - Doubletree[b]	244	90%

Renovation Completion Schedule – (continued)

	Rooms	% Owned[a]
2008 Completions		
Atlanta (Buckhead), GA – Embassy Suites[b]	316	
Bloomington, MN - Embassy Suites[b]	218	
Charlotte, NC – Embassy Suites[b]	274	50%
Dallas (Park Central), TX – Westin	536	60%
Kansas City (Overland Park), KS – Embassy Suites[b]	199	50%
Myrtle Beach (At Kingston Plantation), SC - Embassy Suites	255	
Myrtle Beach Resort, SC - Hilton	385	
New Orleans, LA – Embassy Suites[b]	370	
New Orleans (French Quarter), LA – Holiday Inn	374	
Oxnard (Mandalay Beach Resort & Conference Center), CA – Embassy Suites	248	
Phoenix (Crescent Hotel), AZ – Sheraton[b]	342	
San Francisco (Union Square), CA – Crowne Plaza	403	
Santa Monica (Beach at the Pier), CA – Holiday Inn	132	

Projected Renovation Program Summary ($ in millions)

Completion Date	Project Cost	Hotels Completed	Rooms Completed
Fourth Quarter 2006	$ 46	8	2,267
First Quarter 2007	82	17	4,846
Second Quarter 2007	59	12	3,495
Third and Fourth Quarter 2007	184	33	9,422
2008	59	13	4,052
Total[1]	$ 430	83	24,082

(1) Does not include redevelopment costs and represents our prorata share of project costs.

Unconsolidated Operations	Rooms	% Owned[a]
Hays, KS – Hampton Inn[b]	114	50%
Hays, KS – Holiday Inn[b]	191	50%
New Orleans (Chateau LeMoyne -In French Quarter/Historic Area), LA – Holiday Inn[b]	171	50%
Salina, KS – Holiday Inn[b]	192	50%
Salina (I-70), KS – Holiday Inn Express & Suites[b]	93	50%

(a) We own 100% of the real estate interests unless otherwise noted.
(b) This hotel is encumbered by mortgage debt or capital lease obligation.

FelCor Lodging Trust Incorporated
Supplemental Information
Three and Six Months Ended June 30, 2007

Hotels Sold in 2007

Property	Date Sold	Rooms	Total Gross Sales Price Per Quarter (in millions)
Hotels sold during the quarter ended March 31, 2007:			
Los Angeles (Covina/I-10) Covina, CA – Embassy Suites[a]	Feb 2007	155	
Palm Desert (Palm Desert Resort), CA – Embassy Suites	Feb 2007	202	
Stamford, CT – Holiday Inn Select	March 2007	198	
		555	$ 64.7
Hotels sold during the quarter ended June 30, 2007:			
Houston (Intercontinental Airport), TX – Holiday Inn	May 2007	415	
Dallas (Park Central), TX – Sheraton	May 2007	438	
Dallas (Park Central Area), TX – Embassy Suites	June 2007	279	
Dallas (West End/Convention Center) TX – Hampton Inn	June 2007	309	
Lexington, KY – Sheraton Suites	June 2007	155	
Brunswick, GA – Embassy Suites	June 2007	130	
Troy – (North - Auburn Hills), MI – Embassy Suites	June 2007	251	
Tulsa (I-44), OK – Embassy Suites	June 2007	244	
		2,221	$ 126.3

(a) This hotel was sold by one of our 50% owned unconsolidated joint ventures for gross proceeds of
$22.0 million.